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                                    Form N-8F

I.   General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

     [X] Merger

     [_] Liquidation

     [_] Abandonment of Registration
         (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [_] Election of status as a Business Development Company
         (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund:

     NEW ENGLAND ZENITH FUND

3.   Securities and Exchange Commission File No: 811-03728

4.   Is this an initial Form N-8F or an amendment to a previously filed Form
     N-8F?

     [X]  Initial Application         [_]  Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

     501 Boylston Street
     Boston, Massachusetts 02116

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

     Stephen J. Tate, Esquire
     Ropes & Gray LLP
     One International Place
     Boston, MA  02110
     (617) 951-7176

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

     NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

     MetLife Advisers, LLC
     501 Boylston Street
     Boston, Massachusetts 02116
     (617) 578-2410

     State Street Bank and Trust Company
     225 Franklin Street
     Boston, Massachusetts 02110
     (617) 786-3000

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     Loomis Sayles & Company, L.P.
     One Financial Center
     Boston, Massachusetts 02110
     (617) 482-2450

     Salomon Brothers Asset Management Inc.
     399 Park Avenue
     New York, New York 10022
     (212) 559-0709

     Davis Selected Advisers, L.P.
     2949 East Elvira Road, Suite 101
     Tucson, Arizona 85706
     (520) 434-3771

     Fred Alger Management, Inc.
     11 Fifth Avenue
     New York, New York 10003
     (212) 806-8800

     Massachusetts Financial Services Company
     501 Boylston Street
     Boston, Massachusetts 02116
     (617) 954-5000

     Wellington Management Company, LLP
     75 State Street
     Boston, Massachusetts 02109
     (617) 951-5000

     Harris Associates, L.P.
     2 North LaSalle Street
     Chicago, Illinois 60602
     (312) 621-0600

     Jennison Associates, LLC
     466 Lexington Avenue
     New York, New York 10017
     (212) 421-1000

     Capital Guardian Trust Company
     333 South Hope Street
     Los Angeles, California 90071
     (213) 486-9200

     Fidelity Management Research Corp.
     82 Devonshire Street
     Boston, Massachusetts 02109
     (617) 563-7000

     State Street Research & Management Company
     One Financial Center
     Boston, Massachusetts 02111
     (617) 357-1200

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8.   Classification of fund (check only one):

     [X]  Management company;

     [_]  Unit investment trust; or

     [_]  Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [X]  Open-end  [_] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

     Massachusetts

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated.

     Investment advisers as of 4/30/03:

     MetLife Advisers, LLC
     501 Boylston Street
     Boston, Massachusetts 02116

     State Street Research & Management Company
     One Financial Center
     Boston, Massachusetts 02111

     Loomis Sayles & Company, L.P.
     One Financial Center
     Boston, Massachusetts 02110

     Salomon Brothers Asset Management Inc.
     399 Park Avenue
     New York, New York 10022

     Davis Selected Advisers, L.P.
     2949 East Elvira Road, Suite 101
     Tucson, Arizona 85706

     Fred Alger Management, Inc.
     11 Fifth Avenue
     New York, New York 10003

     Massachusetts Financial Services Company
     501 Boylston Street
     Boston, Massachusetts 02116

     Wellington Management Company, LLP
     75 State Street
     Boston, Massachusetts 02109

     Harris Associates, L.P.
     2 North LaSalle Street
     Chicago, Illinois 60602

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     Jennison Associates, LLC
     466 Lexington Avenue
     New York, New York 10017

     Capital Guardian Trust Company
     333 South Hope Street
     Los Angeles, California 90071

     Fidelity Management Research Corp.
     82 Devonshire Street
     Boston, Massachusetts 02109

     Other investment advisers within the last five years:

     Back Bay Advisors, L.P.
     399 Boylston Street
     Boston, Massachusetts 02116

     Capital Growth Management Limited Partnership
     One Financial Center
     Boston, Massachusetts 02111

     Goldman Sachs Asset Management, L.P.
     85 Broad Street
     New York, New York 10004

     Morgan Stanley Asset Management
     1221 Avenue of the Americas
     New York, New York 10021

     Westpeak Investment Advisors, L.P.
     1011 Walnut Street
     Suite 400
     Boulder, Colorado 80302

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     New England Securities Corporation
     399 Boylston Street
     Boston, Massachusetts 02116

13.  If the fund is a unit investment trust ("UIT") provide:

     (a) Depositor's name(s) and address(es): Not applicable

     (b) Trustee's name(s) and address(es): Not applicable

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [X]  Yes     [_]  No

     If Yes, for each UIT state:
        Name(s):
        File No.:
        Business Address:

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New England Variable Life Separate Account
File No. 811-03713
501 Boylston Street
Boston, MA 02116

New England Variable Annuity Separate Account
File No. 811-08828
501 Boylston Street
Boston, MA 02116

New England Variable Account
File No. 811-05338
501 Boylston Street
Boston, MA 02116

Metropolitan Life Separate Account UL
File No. 811-06025
One Madison Avenue
c/o Metropolitan Life Insurance Company
New York, New York 10010

Metropolitan Life Separate Account E
File No. 811-04001
One Madison Avenue
c/o Metropolitan Life Insurance Company
New York, New York 10010

Metropolitan Tower Separate Account Two
File No. 811-04189
One Madison Avenue
c/o Metropolitan Life Insurance Company
New York, New York 10010

General American Separate Account Eleven
File No. 811-04901
700 Market Street, St. Louis, Missouri 63101

MetLife Investors USA Separate Account A
File No. 811-12897
c/o MetLife Investors USA Insurance Company
22 Corporate Plaza Drive
Newport Beach, CA 92660

MetLife Investors Variable Annuity Account One
File No. 811-12999
c/o MetLife Investors USA Insurance Company
22 Corporate Plaza Drive
Newport Beach, CA 92660

MetLife Investors Variable Life Account One
File No. 811-07971
c/o MetLife Investors USA Insurance Company
22 Corporate Plaza Drive
Newport Beach, CA 92660

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MetLife Investors Variable Annuity Account Five
File No. 811-07060
c/o MetLife Investors USA Insurance Company
22 Corporate Plaza Drive
Newport Beach, CA 92660

MetLife Investors Variable Life Account Five
File No. 811-08433
c/o MetLife Investors USA Insurance Company
22 Corporate Plaza Drive
Newport Beach, CA 92660

First MetLife Investors Variable Annuity Account One
File No. 811-08306
c/o MetLife Investors USA Insurance Company
22 Corporate Plaza Drive
Newport Beach, CA 92660

15. (a) Did the fund obtain approval from the board of trustees concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X]  Yes      [_]  No

          If Yes, state the date on which the board vote took place:

          December 12, 2002

          If No, explain:

    (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X]  Yes      [_]  No

          If Yes, state the date on which the shareholder vote took place:

          April 25, 2003

          If No, explain:

II. Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

    [X]  Yes        [_]  No

    (a) If Yes, list the date(s) on which the fund made those distributions:

        May 1, 2003

    (b) Were the distributions made on the basis of net assets?

        [X]  Yes   [_]  No

    (c) Were the distributions made pro rata based on share ownership?

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         [X]  Yes    [_] No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: Not applicable.

     (e) Liquidations only:
         Were any distributions to shareholders made in kind? Not applicable.

         [_] Yes     [_] No

         If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only:
     Has the fund issued senior securities?      Not Applicable

     [_]  Yes        [_] No


     If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

     [X]  Yes        [_] No

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

     (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [_]  Yes        [X] No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

     [_]  Yes        [X] No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b) Why has the fund retained the remaining assets?

     (c) Will the remaining assets be invested in securities?

         [_]  Yes    [_] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

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    [_]  Yes        [X]  No

         If Yes,

         (a) Describe the type and amount of each debt or other liability:

         (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.      Information About Event(s) Leading to Request For Deregistration

22. (a) List the expenses incurred in connection with the Merger or Liquidation:

        (i)   Legal expenses: Approximately $200,000

        (ii)  Accounting expenses: N/A

        (iii) Other expenses (list and identify separately):

              Printing, Postage and Proxy Services: Approximately $940,000

        (iv) Total expenses (sum of lines (i)-(iii) above): Approximately $1,140,000

    (b) How were those expenses allocated?

        See Item 22(c) below.

    (c) Who paid those expenses?

        The Fund's investment manager (MetLife Advisers, LLC) and its affiliates paid all costs and expenses of the merger incurred by the Fund and Metropolitan Series Fund, Inc. (the "Acquiring Fund"), except that (i) the Fund or the Acquiring Fund, as applicable, paid portfolio transaction costs (if any) incurred by the Fund or the Acquiring Fund in connection with the purchase or sale of portfolio securities that are permitted investments of the Fund or the Acquiring Fund, as the case may be and (ii) the Acquiring Fund paid all governmental fees required in connection with the registration or qualification of the shares issued to shareholders of the Fund in connection with the merger under applicable state and federal laws.

    (d) How did the fund pay for unamortized expenses (if any)? N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

    [_]  Yes        [X]  No

    If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.  Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding?

    [_]  Yes        [X]  No

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         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [_]  Yes        [X]  No

         If Yes, describe the nature and extent of those activities:

VI.      Mergers Only

26.      (a) State the name of the fund surviving the Merger:

             The following Portfolios of Metropolitan Series Fund, Inc. are successors to the respective Series of the Fund:

                   Alger Equity Growth Portfolio
                   Balanced Portfolio
                   Capital Guardian U.S. Equity Portfolio
                   Davis Venture Value Portfolio
                   FI Mid Cap Opportunities Portfolio
                   FI Structured Equity Portfolio
                   Harris Oakmark Focused Value Portfolio
                   Jennison Growth Portfolio
                   Loomis Sayles Small Cap Portfolio
                   MFS Investors Trust Portfolio
                   MFS Research Managers Portfolio
                   MFS Total Return Portfolio
                   Salomon Brothers Strategic Bond Opportunities Portfolio Salomon Brothers U.S. Government Portfolio
                   State Street Research Bond Income Portfolio
                   State Street Research Money Market Portfolio
                   Zenith Equity Portfolio

         (b) State the Investment Company Act file number of the fund surviving the Merger:

             Investment Company Act Registration No. 811-03618

         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

             A form of Agreement and Plan of Reorganization was included as Exhibit A to a Definitive Proxy Statement filed by the Fund (File No. 811-03728; Accession No. 0000950109-03-001573) on March 24,
             2003.

         (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

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                                  VERIFICATION

         The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of New England Zenith Fund, (ii) she is the President of New England Zenith Fund, and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.

                                                     /s/ Anne Goggin
                                                     ----------------
                                                     Anne Goggin
                                                     President

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